Exhibit 99.9

Third Quarter Report to Shareholders

The fiscal third quarter spanning the period of September 1st through November 30th, 2004 witnessed steadily increasing precious metal prices.  In contrast, the price of cobalt lost its struggle to stay above $24/lb sinking to just below $16/lb late in the quarter.  This trend was not to last for gold, silver or cobalt prices.  As if on cue at the end of the quarter, gold tumbled from its high of over $450/oz to today’s price of just over $420/oz, while silver reached its peak of just over $8.00/oz only to quickly fall back to the $6.50/oz level.  Cobalt on the other hand, in an atmosphere of ever increasing demand fueled in part by the booming hybrid-electric vehicle sector, climbed out of its low for the quarter to stabilize just below $20/lb where it sits today.  During this period the Company made significant advancements on the Idaho Cobalt Project on the engineering, resource augmentation and permitting fronts.  As well, the Sunshine Precious Metals Refinery continued to attract new clients for custom refining work and has laid the groundwork for positive revenue generation.

Just prior to the beginning of the quarter, the Company announced the appointment of Hatch Ltd. (Hatch) to prepare a definitive feasibility study for the Idaho Cobalt Project.  Hatch, with more than 4,000 skilled employees in 60 permanent offices on six continents, is one of the world’s leading professional firms providing mining and metals companies with complete facilities and process design, business consulting, information systems, technology transfer and project and construction management services.  The Company is utilizing Hatch’s expertise in the preparation of feasibility studies, as well as its experience in the operation, design, and construction of mineral processing plants to ensure that the Idaho Cobalt Project implementation is a success.

As the quarter progressed, data from the Company’s 25,000 foot drill program on the Idaho Cobalt Project, designed to develop additional reserves and resources, improve the knowledge of the ore zones and minimize development risk, was being used by Mine Development Associates of Reno, NV, to provide the Company with an updated independent reserve audit.  Final data from the drill program is currently being compiled.

The data from the updated reserve audit will in turn be incorporated into Hatch’s definitive feasibility study.

By the time the second set of drill results were released in late September, it was evident that data from the program would result in an increase in the measured and indicated resource base for the project.  The existing previously announced reserves and resources were based on results of drilling to a maximum vertical depth of only 650 feet below surface.  Results from drill holes were successful in confirming down-dip mineralization an additional vertical 120 feet on section 8+00N and 460 feet on section 6+00N.   Similarly, drill results verified down-dip mineralization an additional vertical 273 feet on section 4+00N beyond the previously defined depth of mineralization.  Only half way through the drill program, mineralization had already been significantly extended down dip along 400 feet of strike.  As well, drilling defined an additional 200 feet of main zone mineralization along strike to the south on section 8+00S.

As the data from the program continued to come in, the Company was eager to further define the newly discovered mineralization – both the downdip extensions on known zones as well as the strike extension discovered on section 8+00S, the furthest section drilled to the south.  Most encouragingly, the mineralization on this section appeared to increase in grade and width when compared to previous drill intercepts.

As at the writing of this report, the drill program has thus far been successful in confirming the downdip extension of mineralization, encountered well below its previously defined vertical depth, along a strike length of 2,200 feet of a known 2,400 feet of strike between sections 8+00S and 14+00N.  The program has also extended the strike length of the mineralized horizon an additional 200 feet south with an apparent increase in grade and width when compared to previous drill intercepts.  In total 24,871 feet were drilled in 28 drill holes with assays results pending on the final seven drill holes.  Significantly, mineralization continues to remain open along both north and south strike directions and at depth on the RAM deposit.

Although quantitatively it is too early to tell, with the extremely positive drill assay results returned to date Management is confident the updated reserve and resource audit will reflect a significant increase from the current figures for the project.

While the drill program took center stage, behind the scenes Management worked diligently with Forest Service to secure a schedule for the completion of the Environmental Impact Statement (EIS) on the Idaho Cobalt Project.  The Company now expects a record of decision leading to a mine permit to follow shortly after the submittal of the EIS which is expected in late summer 2005.  Additional information and enhanced studies were requested in an effort to anticipate and address up front, concerns which may have otherwise caused delays with the EIS.  Keeping in mind that the EIS, along with supporting Technical Reports, are subject to reviews from various government agencies, it may be that a review could take more or less time than expected.

The EIS is a comprehensive document detailing an extensive site specific environmental audit.  The report draws on the disciplines of numerous fields that include wildlife, vegetation and soils, surface and ground water hydrology and quality, air quality and climate, aquatic biology, wetlands delineation, waste rock and ore geochemistry, geology and mineralization, geotechnical and seismicity, and transportation.  Hydrometrics is the independent contractor overseeing the EIS team.  The EIS team is financed by the Company but selected and directed solely by the Forest Service.

Certain additional base line data was collected during the 2004 field season and the base line reports were consolidated to include 2000 to 2004 data.

The base line reports are used to prepare the Technical Reports and the draft EIS which are expected to be completed in April 2005.  Concurrently, new data collection was required for the alternative analysis.  Further, the water quality analytical data in the hydrology report focusing on ground and surface water needed to be validated resulting in the review of over 120,000 numbers.  During the quarter, the Company’s base line team revised, updated and consolidated virtually all of the base line reports. Consequently a meeting was held in November to set the schedule for the EIS.  Present at the meeting to set the schedule were principals and consultants of the Company, a representative from the Forest Service, and members of the Forest Service’s EIS team.

The success of this meeting that resulted in the setting of the schedule for the EIS is a testament to the Company’s commitment to a science backed Plan of Operation for the Idaho Cobalt Project.

Progress continued at the Company’s Sunshine Precious Metals Refinery, wholly owned by its subsidiary, Formation Chemicals, Inc.  Meetings with the refinery’s marketing advisor, Auramet, resulted in a comprehensive marketing strategy designed to bring the operation to viable commercial production in the short term.  Although this goal has yet to be obtained, the refinery continues to attract new customers.  The fully operational facility is currently processing client’s material and is moving steadfast towards filling the refinery to capacity.

The efforts of this past quarter have laid a solid foundation for the current quarter to build from.  With a schedule set for a mine permit, an updated reserve and resource audit close at hand to be followed with a definitive feasibility study, Management is looking forward to a prosperous and exciting new year for the Company and its shareholders.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green, C.E.O.

January 14, 2005

Formation Capital Corporation

consolidated financial statements

NOVEMBER  30, 2004

(Unaudited – prepared by Management)

These Financial Statements Have Not Been Reviewed By The Company’s Auditors

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)
	(unaudited)	(audited)
	Nine Months Ended	Year Ended
	30-Nov	February 29
	2004	2004
ASSETS
CURRENT
Cash and short-term deposits	$ 6,671,812	$ 10,731,587
Accounts receivable	186,890	82,813
Prepaid expenses and deposits	136,899	199,991
TOTAL CURRENT ASSETS	6,995,601	11,014,391
METALS INVENTORY	168,463	-
RECLAMATION DEPOSIT	20,163	22,706
MINERAL PROPERTIES (Note 5)	23,466,647	18,425,375
PROPERTY, PLANT AND EQUIPMENT (Note 2)	4,758,802	3,216,109
TOTAL ASSETS	$ 35,409,676	$ 32,678,581

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 848,728	$ 379,992
TOTAL CURRENT LIABILITIES	848,728	379,992
TOTAL LIABILITIES	848,728	379,992

SHAREHOLDERS' EQUITY
Share capital (Note 6)
Authorized
50,000,000 preferred shares without par value
250,000,000 common shares without par value
Issued
131,825,308 (2004 – 120,486,544 shares)	45,274,558	41,762,104
Contributed surplus	1,465,106	734,496
Deficit, accumulated during exploration stage	(12,178,716)	(10,198,011)
TOTAL SHAREHOLDERS' EQUITY	34,560,948	32,298,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,409,676	$ 32,678,581

APPROVED BY THE BOARD
“ Mari-Ann I. Green ” Director
“ J. Scott Bending “ Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	(unaudited)		(unaudited)
	Three Months Ending		Nine Months Ending
	November 30	November 30	November 30	November 30
	2004	2003	2004	2003
EXPENSES
Accounting and audit	$ 35,324	$ 32,076	$ 184,195	$ 92,191
Administration	33,062	21,735	141,687	65,205
Advertising and promotion	13,713	-	155,229	2,594
Bank charges and interest	810	62,631	2,034	177,361
Depreciation	13,275	9,965	37,677	30,551
Foreign exchange loss (gain)	(3,089)	(15,388)	6,544	(23,677)
Management fees	(182)	(3,181)	13,896	5,216
Legal fees	103,654	(1,262)	133,883	13,447
Listing and filing fees	663	17,311	35,119	19,449
Office	59,407	18,277	146,600	48,454
Shareholder information	18,951	4,154	69,651	16,077
	275,589	146,318	926,516	446,868
LOSS BEFORE
UNDERNOTED ITEMS	(275,589)	(146,318)	(926,516)	(446,868)

OTHER INCOME	48,585	1,560	156,421	2,347

STOCK-BASED COMPENSATION	(730,610)	-	(1,210,610)	(245,910)

NET LOSS FOR THE PERIOD	$ (957,614)	$ (144,758)	$ (1,980,705)	$ (690,431)

DEFICIT at beginning of period	(11,221,102)	(9,183,397)	(10,198,011)	(8,637,724)

Deficit at end of period	$ (12,178,716)	$ (9,328,155)	$ (12,178,716)	$ (9,328,155)

Basic and fully diluted loss per share	($0.01)	$0.00	($0.02)	($0.01)

Weighted average number of shares outstanding	127,723,506	63,222,603	127,723,506	63,222,603

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
	(unaudited)		(unaudited)
	Three Months Ending		Nine Months Ending
	November 30	November 30	November 30	November 30
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$ (957,614)	$ (144,758)	$ (1,980,705)	$ (690,431)
Items not involving cash	-
Depreciation	13,275	9,965	37,677	30,551
Financing cost	-	34,244	-	102,732
Stock-based compensation	730,610	-	1,210,610	245,910

Change in non-cash operating	-
working capital items	-
Accounts receivable	660	(2,514)	(104,077)	(9,980)
Prepaids	140,525	(1,643)	63,092	4,225
Accounts payable	165,067	(186,242)	468,736	(12,278)
	92,523	(290,948)	(304,667)	(329,271)

FINANCING ACTIVITIES
Lease obligation	-	(693)	-	(5,197)
Share capital issued for cash	-	-	3,032,454	1,451,546
Convertible debenture interest	-	-	-	(64,500)
Convertible debenture accretion	-	22,510	-	67,531
Share issue expenses	-	(81,776)	-	(140,456)
Subscriptions	-	1,197,500	-	1,197,500
	-	1,137,541	3,032,454	2,506,424
INVESTING ACTIVITIES
Mineral property expenditures	(1,920,452)	(145,873)	(5,041,272)	(544,895)
Property, plant and equipment	(323,317)	(58,497)	(1,580,370)	(259,211)
Metals Inventory	(168,463)	-	(168,463)
Reclamation deposits	2,157	1,472	2,543	1,948
	(2,410,075)	(202,898)	(6,787,562)	(802,158)

NET CASH INFLOW (OUTFLOW)	(2,317,552)	643,695	(4,059,775)	1,374,995

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	8,989,364	1,004,877	10,731,587	273,577

CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 6,671,812	$ 1,648,572	$ 6,671,812	$ 1,648,572

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.  The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.  The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished and intends to utilize to process third party, high content precious metals material to produce high purity bullion.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended February 29, 2004.

2.

PROPERTY, PLANT AND EQUIPMENT

	November 30,			February 29,
	2004			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 42,873	$ 133,478	$ 136,479
Plant	4,430,388	-	4,430,388	2,986,027
Office furniture, fixtures and equipment	507,425	332,470	174,955	67,277
Vehicle	83,492	63,511	19,981	26,326
	$ 5,197,656	$ 438,854	$ 4,758,802	$ 3,216,109

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

3.

DEFERRED FINANCING COST

	November 30,	February 29,
	2004	2004
Promissory Notes Warrants	$ -	$ 140,000
Convertible Debentures Warants (Note 8)	-	369,405
Convertible Debentures Broker Fee (Note 8)	-	60,000
Convertible Debentures Issue Expenses	-	120,000
	-	689,405
Accumulated Amortization	-	(689,405)

	$ -	$ -

For the year ended February 29, 2004, deferred financing costs of $27,096 (2003 - $27,096) were charged to financing costs and $83,550 (2003 - $Nil) were charged to share capital upon conversion of the debentures.  As at February 29, 2004 and November 30, 2004 there were nil deferred financing costs.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

4.

CONVERTIBLE DEBENTURES

	November 30,	February 29,
	2004	2004
7.5% p.a. secured, convertible redeemable debentures	$ -	$ -

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount debenture and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (the “Debentures”) in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of 60 units consisting of Debentures in the total principle amount of $60,000 and 519,980 warrants, exercisable on the same terms as the private placement warrants, was incurred in connection with the placement.  Management has recorded certain fees as Deferred Financing Costs that are amortized into operations on a straight-line basis over the term of the debt (Note 3).  Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

The Company had the right in certain circumstances to redeem the Debentures.  The Debentures have been accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the secured convertible debentures amounted to $325,000. This amount represents the fair value of the holder's option to convert the debentures into common shares.

On December 9, 2003 and February 24, 2004 the holders of the debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. The Company issued 3,440,000 common shares upon conversion of the debentures.

At the time of conversion the carrying amount of the financial liability included accretion of $141,053 for the principal portion and $80,254 for the interest portion of the liability.  Deferred broker fees and expenses with a value of $36,000 were charged to financing costs and $111,000 were charged to share capital upon conversion of the debentures.

The share purchase warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 77% and a weighted-average risk free rate of 4.91%.  The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost.

For the year ended February 29, 2004, deferred financing costs of $73,880 (2003 - $67,723) were charged to financing costs and $227,802 was charged to share capital upon conversion of the debentures.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

5.

RESOURCE PROPERTIES

       Resource properties at November 30, 2004 consist of:

	November 30,	February 29,
	2004	2004
Idaho Cobalt Belt
Idaho Cobalt Project	$ 19,188,380	$ 14,351,832
Black Pine	3,205,245	3,192,197
Badger Basin	101,242	97,096
	22,494,867	17,641,125

Other Projects
Morning Glory/Wallace Creek	388,120	379,657
El Milagro	247,455	234,256
Flin Flon	65,645	65,645
Queen of the Hills	28,466	26,016
Compass/Kernaghan	2,268	2,268
Virgin River	10,806	9,590
Other	229,020	66,818
	971,780	784,250
	$ 23,466,647	$ 18,425,375

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

6.

SHARE CAPITAL

a)

During the period ended November 30, 2004, the Company issued 9,150,199 common shares for gross proceeds of $2,766,269 on exercise of share purchase warrants and issued 988,565 common shares for gross proceeds of $266,185 on exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on issuance of shares from the share-based compensation plan.

Common shares issued and outstanding

	Common shares without par value
	Shares	Amount

Balance, February 29, 2004	120,486,544	$ 41,762,104
Issuance of common shares for cash	11,338,764	3,512,454

Balance November 30, 2004	131,825,308	$ 45,274,558

b)

As at November 30, 2004 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date

1,413,000	$0.25	February 26, 2005
125,000	$0.15	May 12, 2005
165,000	$0.34	July 18, 2005
200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
235,000	$0.62	January 09, 2006
50,000	$0.50	April 19, 2006
2,688,435	$0.15	May 12, 2006
150,000	$0.53	June 29, 2006
2,545,000	$0.50	September 28, 2007

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

(i)        As at November 30, 2004, outstanding exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	November 30,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	5,915,000	$ 0.22	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	2,895,000	0.50	3,800,000	0.19	680,000	0.27
Options exercised	(988,565)	0.27	(915,000)	0.22	-	-
Options cancelled/expired	(200,000)	0.53	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding,
end of period	7,621,435	$ 0.32	5,915,000	$ 0.22	4,500,000	$ 0.27

(ii)

During the period ended November 30, 2004, 2,545,000 (November 30, 2003 – 3,010,000) stock options were issued to directors, employees and consultants. As a result the Company recognized $730,610 (November 30, 2003 – $245,910) as stock based compensation and included this amount in contributed surplus. These values were determined using the Black-Scholes options pricing method.

(iii)

 During the year ended February 29, 2004, 505,000 (2003 - 250,000) stock options were issued to non-employees and non-directors.  Using the fair value method for stock based compensation, consulting costs of $48,840 (2003 - $38,876) were capitalized to mineral properties.  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 96% (2003 - 98%) and a weighted average risk free rate of 3.74% (2003 - 4.13%).

c)

As at November 30, 2004 outstanding warrants were as follows:

Number of Warrants	Exercise Price	Expiry Date
405,000	$0.25	March 01, 2005
81,250	$0.25	June 02, 2005
1,266,387	$0.23	August 22, 2005
19,919,999	$0.50	December 05, 2005
1,963,800	$0.35	December 05, 2005
618,000	$0.50	March 22, 2006
1,333,333	$0.30	February 05, 2007
1,853,180	$0.30	April 03, 2007
27,440,949

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

November 30, 2004

i)

The changes in warrants during the previous periods were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	November 30,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	36,591,148	$ 0.41	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the period
Warrants issued	-	-	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(9,150,199)	0.30	(13,115,163)	0.24	-	-
Warrants expired/cancelled	-	-	(821,500)	0.50	(2,190,000)	0.60
Balance outstanding,
end of period	27,440,949	$ 0.45	36,591,148	$ 0.41	26,751,377	$ 0.32

7.

RELATED PARTY TRANSACTIONS

a)

During the period ended November 30, 2004, the Company incurred:

(i)

Administration fees of $141,687 (2003 - $65,205) to a director and financial services fees of $ 105,812 (2003 – $48,645) to an officer; and

(ii)

Resource property expenditures, including consulting fees, of $240,010 (2003 - $123,248) to directors.

b)

As at November 30, 2004, accounts payable include $13,244 (2003 - $7,408) due to directors and officers.

8.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	November 30,	February 29,
	2004	2004
Canada	$ 235,368	$ 175,127
United States	27,928,033	21,251,588
Mexico	250,674	237,475
	$ 28,414,075	$ 21,664,190

9.

SUBSEQUENT EVENTS

Subsequent to November 30, 2004 the Company

a) issued 300,000 flow-through common shares and 150,000 share purchase warrants for gross proceeds of $150,000. Each share purchase warrant allows the holder to acquire an additional common share until June 30, 2006 at a price of $0.55.